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Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	13 Weeks Ended				Fiscal Years Ended
			Period from July 31, 2004 through Dec. 25, 2004	Period from Dec. 28, 2003 through July 30, 2004
	26-Mar 2005	27-Mar 2004			27-Dec 2003	28-Dec 2002	29-Dec 2001	30-Dec 2000
COMPUTATION OF EARNINGS
Income (loss) before taxes	$(23.3)	$3.0	$(90.6)	$4.5	$6.1	$36.5	$39.6	$35.6
Net interest expense	11.2	3.4	15.9	8.0	14.1	17.9	27.6	35.9
Interest portion of operating lease expense	12.2	10.8	18.7	25.6	40.6	34.5	27.6	22.5

Earnings	$0.1	$17.2	$(56.0)	$38.0	$60.9	$89.0	$94.8	$94.0

COMPUTATION OF FIXED CHARGES
Net interest expense	$11.2	$3.4	$15.9	$8.0	$14.1	$17.9	$27.6	$35.9
Capitalized interest	—	—	0.1	0.1	0.2	0.4	0.4	0.3
Interest portion of operating lease expense	12.2	10.8	18.7	25.6	40.6	34.5	27.6	22.5

Fixed Charges	$23.4	$14.2	$34.7	$33.7	$55.0	$52.8	$55.7	$58.8

RATIO OF EARNINGS TO FIXED CHARGES	0.01	1.21	(1.61)	1.13	1.11	1.68	1.70	1.60

	(1)		(1)

(1)
Due to the Company's loss in the periods shown, the ratio coverage was less than 1:1. In order to achieve a ratio of 1:1, the Company would have to have generated additional pre-tax earnings of $23.3 million in the 13 weeks ended March 26, 2005 and $90.7 million in the period from July 31, 2004 through December 25, 2004.

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  Exhibit 12.1